SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 11/07 - 10/16/2007

Copel’s electric power market

     COPEL’s total billed power consumption (captive market and supplies to concessionaires in Paraná state, supplied by Copel Distribuição, and free customers supplied by COPEL Geração) totaled 15,179 GWh in the first nine months of 2007, representing a 6% growth over the same period a year ago. The retail market grew 6.1% between Janeiro and September 2007.

This was mainly due to the following factors:

     (i) a 2% rise in average temperatures between January and September 2007, in relation to the same period in 2006;

     (ii) growth in average income as a result of the raise in the statutory minimum wages and higher credit availability and their effect on the residential and commercial segments;

     (iii) improved industrial scenario resulting from the recovery in the harvest and increased exports seen in some sectors; and

     (iv) creation of 132,000 formal jobs in Paraná, a 7% increase over the total number of jobs in the formal sector.

     The residential segment, which accounted for 25.8% of the billed power market, grew 6.8% between January and September 2007. Average consumption per residential customer was 158.6 kWh/month, 4.3% up year-on-year.

     Industrial consumption, including COPEL Geração’s free customers, represented 38.6% of COPEL’s retail market till September 2007, a 5.5% growth year-on-year. The industrial captive market grew 3.5% in the period while free consumption grew 15.0% . The sectors that stood out were construction, garments and food.

     The commercial segment, which represented 18.7% of COPEL’s retail market in the past, posted the best performance among all consumption classes, growing at 9.3% . This stellar performance was a result of the positive scenario in the services sector and the increase in the number of customers, which was 2.5% higher than in September 2006.

     Rural power consumption grew 5.1% in the first nine months of the year, accounting for 7.6% of COPEL’s billed power market. Average rural power consumption went up 3.4% year-on-year, reaching 378.4 kWh/month.

Consumption per segment

GWh
Segment	Jan Sep/07	Jan Sep/06	Ch. %
Residential	3,827	3,583	6.8
Industrial (including free customers)	4,660	5,421	3.5
Commercial	2,765	2,530	9.3
Rural	1,132	1,077	5.1
Others	1,385	1,367	1.3
Total Supplies	13,769	13,059	5.4
Free customers - Copel Geração	1,056	919	15.0
Total	14,825	13,978	6.1
Wholesale	354	342	3.5
Total	15,179	14,320	6.0

Grid Market - TUSD

     COPEL Distribuição’s grid market (TUSD), comprising the captive market, supplies to small-scale concessionaires in Paraná state and all the free customers within the Company’s concession area, grew 5.1% in the first nine months of 2007 over the same period last year.

GWh
	Jan Sep/07	Jan Sep/06	Ch. %
Grid Market (TUSD)	16,486	15,681	5.1

Curitiba, October 16, 2007

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.